As filed with the Securities and Exchange Commission on December 29, 2000
                                                Registration No. __________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                           FORM 10-SB

      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   E. J. NAK MATTRESS COMPANY
         (Name of Small Business Issuer in its charter)


            Utah                        87-0369125
(State or other jurisdiction of      (I.R.S. Employer
incorporation or organization)       Identification No.)


             1782 South Main, Bountiful, Utah 84010
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (801) 292-9777


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                        (Title of Class)




                   E. J. NAK MATTRESS COMPANY

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                           PAGE
                                  PART I

Item 1.   Description of Business. . . . . . . . . . . . . . . . .           3

Item 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .           8

Item 3.   Description of Property. . . . . . . . . . . . . . . . .          11

Item 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          12

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          12

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . .          13

Item 7.   Certain Relationships and Related Transactions . . . . .          14

Item 8.   Description of Securities. . . . . . . . . . . . . . . .          15

                                  PART II

Item 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          16

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          18

Item 3.   Changes in and Disagreements with Accountants. . . . . .          18

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . .          18

Item 5.   Indemnification of Directors and Officers. . . . . . . .          18

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          20

                                 PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S-2


                            FORM 10-SB

                                  PART I

Item  1.  Description of Business

Business Development

     E. J. Nak Mattress Company, a Utah corporation ("E. J. Nak" or the "Company"), operates a retail outlet for the sale of mattresses and related bedding products. The Company has entered into an arrangement with Simmons Mattress Company to develop retail mattress outlets selling Simmons products exclusively throughout the State of Utah and surrounding areas.

          History

     The Company was organized on January 29, 1981 under the laws of the State of Utah as Union Investments, with the initial purpose of acquiring, exploring and developing mineral ore prospects.
On April 16, 1981, the Company commenced an intrastate public offering of its common stock pursuant to a registration statement filed with the Utah Securities Commission (now known as the Utah Division of Securities). The offering was closed on October 6, 1981 following the sale of 20,000,000 shares (pre-split) of common stock at Two Cents ($.02) per share, with gross proceeds of $400,000. The offering was not registered with the Securities and Exchange Commission (the "SEC") in reliance upon exemptions provided by Section 3(a)(11) and Rule 147 of the Securities Act of 1933, as amended (the 1933 Act), in effect at that time.

     Following completion of its public offering, the Company engaged in sporadic mining operations until approximately 1983. At that time the Company became inactive and had only nominal activities until early 1999. In March 1999, the shareholders approved certain proposals to reorganize the business of the Company and to change its corporate name to E. J. Nak Mattress Company. Also, the shareholders ratified the proposal to effect a reverse stock split of the Company's issued and outstanding shares of common stock on a one (1) share for one hundred (100) shares basis, effective in October 2000.

     Initially, the Company's planned reorganization included the acquisition of the Furniture Gallery, a retail furniture outlet located in Bountiful, Utah. The Company had planned to liquidate the store and then open new retail outlets specializing in mattresses and related bedding supplies and products. However, it was subsequently decided to not acquire the Furniture Gallery and, in the alternative, open a new mattress store in connection with an arrangement with Simmons. In August 1999, the Company opened its first mattress store in Bountiful Utah.




Exclusive Agreement with Simmons

     In September 1999, the Company entered into an exclusive agreement with Simmons whereby Simmons will be the sole provider of all mattresses and related bedding products for each of the Company's retail locations. Under the agreement, the Company must display a minimum of 30 sets of Simmons bedding at each Company location. The parties must mutually agree upon geographical locations for all future Company outlets. Simmons will also provide the Company with (i) co-op advertising funds, (ii) point of purchase advertising displays, (iii)comprehensive and ongoing sales training, and (iv)assistance in developing advertising campaigns. The agreement may be terminated at any time by either party.

     Under the agreement, the Company is permitted to open new retail outlets in any community, with the provision that it may not be within a close proximity to certain other retail outlets that are authorized Simmons dealers.

Retail Outlet

     The Company's retail outlet consists of approximately 5,080 square feet and is located in the Five Points Mall in Bountiful, Utah, ten miles north of Salt Lake City. Approximately 1,000 square feet is used for storage and the balance is used for the sales area and displays. The store displays up to 30 mattresses and related bedding products. The space is subject to a five-year lease agreement entered into in September 1999. The lease expires in September 2004 and provides an option to extend for an additional three year period. Basic annual rent will escalate yearly from $17,500 for the first year to $31,800 for the fifth year.

     Under its agreement with Simmons, the Company offers Simmons mattresses exclusively together with other related bedding products. The Company is permitted to sell related accessories marketed by other companies which are not offered by Simmons. The Simmons line of products is headed by the "BeautyrestTM Pocketed Coil" spring mattresses, which is available in all customary sizes.

     Because of the retail outlet's enclosed mall location, it depends primarily on mall traffic and local advertising. The Company also maintains an Internet web-site (http://www.EJNAK.com) providing visitors information about the store and its location and information about products offered. As provided by the Company's agreement with Simmons, Simmons will accrue 10% of all Simmons related net sales for co-op advertising. The Company is liable for payment of all its advertising and must submit proof of the advertising expense to Simmons. Simmons will then reimburse the Company 50% of the advertising invoice based on sufficient funds accrued in the Company's co-op account. Simmons also provides point-of-purchase advertising and sales displays for the Company's store. Simmons also provides the Company with ongoing support in developing advertising campaigns.

Competition

     The Company is in direct competition with numerous retail outlets that offer both Simmons products and other comparable competing bedding products. Although some of these competitors are relatively small locally owned stores, many are large furniture stores and retailers that are associated with national chains. Most of these competitors have established a market share in the market in which the Company will be competing. The ability of the Company to penetrate these markets will depend on many factors including, but not limited to, its ability to obtain sufficient capital to enhance and broaden its ability to market its products and advertise its location, to obtain and retain necessary management and advisory personnel, and the establishment of a comprehensive marketing plan.

     The Company's agreement with Simmons provides that the Company may not open new retail outlets within the close proximity (within approximately 5 miles) of any authorized Simmons dealer or furniture or other specialty store that Simmons products and is an authorized Simmons dealer. This may precluded the Company from opening stores in locations considered to be desirable or in certain small communities. This could have an adverse effect on the Company's future business if it unable to open new stores in desirable locations.

     Because the store will offer Simmons products exclusively, it will compete with other furniture stores and other specialty or mattress stores that offer other brands. Management believes that in addition to Simmons, there are three other primary manufacturers of mattresses, Sealy, Serta and Spring Air. Because the Company will only offer Simmons products, it will therefore compete directly with outlets for these primary competitors as well as other stores offering several brands.

Employees

     As of the date hereof, the Company has two full-time employees consisting of one full-time sales person and one administrative person who is also a part-time sales person. The Company also uses part-time persons, on an as-needed-basis, to deliver products. The Company has not entered into any employment agreements, although it will consider such agreements as its business expands. Management intends to hire additional qualified employees only as business conditions warrant and as funds are available.






Risk Factors Relating to the Company's Business

     Because of the nature of the Company's business, it encounters certain risk factors. Each of these factors could adversely affect the business, operating results and financial condition of the Company.

     Competition Could Negatively Effect Sales

     The retail sale of mattresses and related bedding products is highly competitive. These products are offered not only by small specialized retail stores, but also in large furniture and department type stores. The Company will face stern local competition in any jurisdiction in which it operates. Additional competitors may also enter the market and future competition may intensify. Many of these competitors have substantially greater financial resources than the Company and may be able to accept more financial risk than the Company prudently can manage.

     Short Operating History - No Assurance of Profitability

     The Company has a short operating history and opened its first retail outlet in August 1999. The Company is in the early phases of operation and its likelihood of success must be considered in light of the many unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures. Also, there is no assurance that the Company's business ventures will be successful or that it will be able to attract and retain sufficient customers to attain its goals. The Company anticipates that its operating expenses will increase substantially as its business expands and new outlets are opened and there will be a greater need to generate significantly more revenues to achieve profitability. There is also the probability that the Company will have to secure future funding, either debt or equity, in order to finance its activities. There can be no assurance that any such funding will be available to the Company or, that if it is, it will be available on terms favorable to the Company.

     Concentration of Share Ownership Gives Insiders Control

  The Company's directors, executive officers and other principal shareholders own approximately 55% of the Company's outstanding common stock as of October 23, 2000. As a result, these persons possess significant influence over the Company on matters including the election of directors. This concentration of share ownership may: (i) delay or prevent a change in control of the Company; (ii) impede a merger, consolidation, takeover, or other business involving the Company; or (iii) discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.





  Possible Difficulties in Securing Future Funding

  Since the Company commenced it current business operations in 1999, it has financed much of its operations from borrowing, primarily from its officers and directors. It is unlikely that these funding sources will be sufficient to satisfy the Company's future, increasing financing demands. Accordingly, the Company may have to seek additional funding from other outside sources. There can be no assurance that outside funding will be available to the Company at the time and in the amount to satisfy the Company's needs, or, that if such funds are available, they will be available on terms favorable to the Company. If the Company issues additional shares of common stock, current shareholders may experience immediate and substantial dilution in their ownership of Company shares. In the event the Company issues securities or instruments other than common stock, it may be required to issue such instruments with greater rights than that currently possessed by holders of the Company's common stock.

  Possibility That the Company May Not Be Able to Continue as a
Going Concern

  The Company has realized only nominal operating income since it commenced its current operations in August 1999 and, to date, has not established a source of revenues sufficient to cover its operating costs. For the year ended March 31, 2000 and six months ended September 30, 2000, the Company had a net operating profit of $5,461 and $3,134, respectively. The Company's management has included a footnote in the Company's consolidated financial statements for the periods ended March 31 and September 30, 2000 stating that because of the Company's accumulated deficit, lack of cash and a working capital deficit, there is substantial doubt as to whether the Company can continue as a going concern. See Note
1 to the consolidated financial statements.

  Possibility No Public Market or a Only Limited Public Market will be Established for the Common Stock

  Presently, the Company's common stock is not being traded in a recognized public market nor has it traded in several years. Contemporaneously with the filing of this registration statement, the Company intends to submit to the NASD an application to have its shares traded in the over-the-counter market and included on the OTC Bulletin Board and/or "pink sheets". However, unless this registration statement becomes effective in a timely manner, there is a risk that the Company's common stock may not be eligible for trading on the OTC Bulletin Board. In this event, the company will have to apply for and be accepted to the "pink sheet" in order to have its securities quoted and traded by broker-dealers. This could severely limit the liquidity of the trading market in the Company's shares and have an adverse effect on the price of the shares. Accordingly, there can be no assurance that an active trading market in the Company's shares will be established or, if established, sustained.

Risk Factors and Cautionary Statements

  This Registration Statement contains certain forward-looking statements and cautionary words such as "may," "will," "expect," "anticipate," "estimate" and "intend." The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the possible success of the Company's retail outlet, the ability of the Company to fund its current and future projects and its ability to meet its cash and working capital needs, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

Item 2.     Management's Discussion and Analysis or Plan of Operation

  The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview

  The Company opened its first retail outlet in August 1999 offering mattresses and related bedding products. The Company realized a net operating profit for the fiscal year ended March 31, 2000 and six month period ended September 30, 2000. Through an arrangement with Simmons Mattress, the Company intends to open additional retail outlets offering Simmons products as business conditions warrant and necessary funds are available.

Results of Operations

  Information is presented for the Company's most recent fiscal years ended March 31, 2000 and 1999, and the six month period ended September 30, 2000. Because the Company has been inactive for several years prior to opening its retail outlet in August 1999, there are no results during the fiscal 1999 period with which to compare fiscal 2000 results.

  For the fiscal year ended March 31, 2000 ("fiscal 2000"), the Company had revenues of $98,309. Cost of sales were $29,207, or 30%, and total operating expenses were $63,641, consisting of general and administrative expenses of $36,080, selling expenses of $17,325 and depreciation of $10,236. The Company's net operating income for fiscal 2000 was $5,461 and, after deducting interest expense of $4,155, the net income was $1,306.

  For the six month period ended September 30, 2000 ("first half of 2001"), the Company had revenues of $116,471. Cost of sales were $45,881, or 39%, and total operating expenses were $67,456, consisting primarily of general and administrative expenses of $40,933 and selling expenses of $18,625. The Company's net operating income for six months ended September 30, 2000 was $3,134 and, after deducting interest expense of $2,792, the net income was $342.

Net Operating Losses

  The Company has accumulated approximately $5,238 of net operating loss carryforwards as of March 31, 2000, that may be offset against future taxable income through 2019 when the carryforwards expire. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards is offset by valuation allowance of the same amount.

Liquidity and Capital Resource

  The Company has relied upon funding advanced by its directors to open its first retail outlet. It is anticipated that additional funds may be necessary to meet working capital requirements for the store. If such funds are required, it is anticipated that the directors will provide additional funds or the Company will seek out a short term borrowing arrangement. As of the date hereof, no agreement or arrangement has been entered into for any future funding. The Company also intends to explore at some future date the possibility of raising capital from the sale of its securities, either in a private of public transaction. Such future funding will be done only as the Company's initial retail outlet has developed its business to an acceptable level and, more likely, as the Company decides to open additional stores. There are no agreements or other arrangements presently in effect for any future sale of the Company securities and there can be no assurance that the Company will indeed make an offering, or that if such an offering is made, that it will be successful.

  At September 30, 2000, the Company had a working capital deficit of $1,445 compared to a working capital deficit at March 31, 2000 of $2,570. This modest increase is primarily attributed to the 43% increase in inventory, partially offset by the 101% increase in accounts payable during the period. As of September 30, 2000, the Company had total assets of $110,333 and total stockholders' equity of $896 compared with total assets of $104,789 and total stockholders' equity of $554 at March 31, 2000.

  During fiscal 2000, John A. Nak, a director of the Company, advanced $3,120 to the Company, of which $600 was repaid by March 31, 2000. There are no stated terms for interest or repayment of the remaining balance and no interest has been accrued on the advance. Also the Company's directors paid Company expenses of $9,866 during fiscal 2000. At March 31, 2000, the Company owed Mr. Nak $30,866, of which $15,866 represented expenses paid during fiscal 2000. $15,000 was due Mr. Nak from the purchase by the Company of various office equipment from Mr. Nak, which he had acquired from the liquidation of the Furniture Gallery. The Company has a verbal agreement with Mr. Nak for the debt whereby interest is to accrue at the rate of 6% per annum. Accrued interest and principal are to be repaid after the Company is generating sufficient revenues. As of September 30, 2000, principal payments of $1,303 have been paid and interest in the amount of $1,744 has accrued.

Effect of Inflation

  In the opinion of management, inflation has not had a material effect on the operations of the Company.

Plan of Operation

  Upon entering into its exclusive agreement with Simmons the Company began to develop its plan for opening retail outlets offering exclusively Simmons products. As revenues from the Company's initial outlet in Bountiful, Utah reach a level which will provide the Company sufficient capital to open additional stores, it plans to explore potential sites through the State of Utah and in surrounding states. It is the Company's goal to open up to five stores during the next two years, given that it can generate sufficient capital to fund the creation and operation of the stores, and that it can secure suitable locations. The Company intends to open only one additional store at a time and curtail additional openings until it has sufficient capital. There can be no assurance that the Company's initial retail outlet will provide sufficient capital to open any new stores, or that the Company will be able to secure additional financing to fund the creation and operation of new stores.

  As business warrants and funds become available, the Company will explore potential new sites for additional stores. It is anticipated that each new store will be located in a high traffic area and in a community of sufficient size to support such a store. Any potential location will have to be mutually agreed upon by Simmons and may not be located within a close proximity to certain other retail outlets that are authorized Simmons dealers. Additional stores will be of the same approximate size as the Company's initial store. After a new site is determined and funding has been secured for the site, the Company will seek out qualified persons to operate the store. Based on the Company's first store in Bountiful, it is anticipated that each additional store will have to be staffed by a minimum of two persons, either full or part-time. Additional staff, such as accounting and delivery persons, will most likely be contracted on an as-needed basis. The Company will own its stores and has no current plans for creating any franchise operations.

  During the next twelve months, management expects that the Company will be able to satisfy its monthly working capital needs from revenues. Because the Company does not currently have readily available cash reserves, it will have to depend on revenues and/or additional financing to fund its operations. In the event the Company does not have sufficient revenues to fund its operations, it will seek other sources of financing, either debt or equity.
The Company presently does not have any agreement or arrangement for any potential funding. Further, there can be no assurance that the Company will be able to obtain additional funding, if and when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

  The Company does not have any immediate plans for material capital expenditures during the next twelve months. If management believes that the Company is in a financial position to open one or more additional retail outlets, it is estimated that $100,000 of capital will be required to open each new store. This initial capital will be used to secure a location, acquire fixtures and improvements to the facility as needed, and acquire initial inventory. The Company has not made any initial plans to obtain future funding in the event it does not have sufficient cash reserves to open the store.

Recent Accounting Pronouncements

  In June 1999, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

Item 3.     Description of Property

  The Company does not presently own any real property. Its principle offices are located in its sole retail outlet located in Bountiful, Utah. The Company believes that its current facilities are adequate for its current needs and anticipates securing additional facilities only as it is able to proceed with plans to open additional retail outlets. The decision to open new outlets will be governed by business conditions and the Company's ability to finance expansion.


Item 4.     Security Ownership of Certain Beneficial Owners and
            Management

  The following table sets forth information, to the best of the Company's knowledge, as of October 23, 2000 with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

 Name and Address                 Amount and Nature of         Percent
 of Beneficial Owner              Beneficial Ownership       of Class(1)
John A. Nak *                            162,000(2)              32.9%
  1782 South Main
  Bountiful, UT 84010
Ernest B. Nak *                          107,500(3)              21.9%
  1782 South Main
  Bountiful, UT 84010
All directors and executive
  officers as a group                    269,500                 54.8%
__________________
      *   Director and/or executive officer
          Note:     Unless otherwise indicated in the footnotes below, the
          Company has been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 491,992 shares of common stock outstanding on October 23, 2000.
     (2) Includes 112,000 shares in the name of Martha J. Nak, wife of John A. Nak.
     (3) Includes 40,000 shares in the name of Marci J. Nak, wife of Ernest B. Nak.

Item 5.   Directors, Executive Officers, Promoters and Control
          Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

       Name                    Age         Position
   John A. Nak                  74     Chairman, Secretary /
                                        Treasurer and Director
   Ernest B. Nak                48     President, Chief Financial
                                        Officer and Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Utah law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

     None of the officers and/or directors of the Company are currently officers or directors of any other publicly traded corporation. None of the directors, officers, affiliates or promoters of the Company have filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject of any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

     The business experience of each of the persons listed above during the past five years is as follows:

     John A. Nak became a director and President of the Company in 1982 and was designated Chairman in 1999. In 1999 he was instrumental in the Company's reorganization and opened the Company's retail outlet under the name of E. J. Nak Mattress Company. He served as President of the Furniture Gallery from 1989 to 1999 and was in charge of directing the daily operations of the retail furniture outlet. From 1971 to 1989, he was the President of Beauty Mold Furniture in Salt Lake City. Mr. Nak has several years of experience in operating and managing retail furniture businesses and is a graduate of the University of Leeawarden with a BA degree in interior design. Mr. Nak is the father of the Company's President, Ernest B. Nak.

     Ernest B. Nak became a director and Vice President of the Company in 1982 and was designated President in 1999. From 1993 to 1999, he was Vice President of the Furniture Gallery and involved in the day-to-day operations of the business. Previously from 1978 to 1992, he was the Vice President and sales manager of Beauty Mold Furniture in Salt Lake City. Mr. Nak is a graduate of the University of Utah with a BS degree in economics and human resources. He is the son of the Company's Chairman, John A. Nak.

Item 6.   Executive Compensation

     The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. As of March 31, 2000, no employee of the Company has earned in excess of $100,000 per annum.

     Presently, the Company is paying a draw to the Company's President, Ernest Nak, in the amount of $1,500 per month. John Nak, the Company's Chairman, is not presently drawing a regular salary, although it is expected that he will begin receiving a regular salary as business conditions warrant.

     The following table sets forth all cash compensation paid by the Company for services rendered to the Company for the fiscal years ended March 31, 2000 and 1999 to the Company's Chief Executive Officer. No executive officer of the Company has earned a salary greater than $100,000 annually for the period depicted.

                    Summary Compensation Table
                                                 Other      All
                                                 Annual    Other
Name and                                          Compen-  Compen-
Principal Position      Year   Salary    Bonus   sation   sation
Ernest B. Nak,          2000  $20,000    $  -0-  $ -0-     $ -0-
President, C.E.O.       1999    3,000       -0-    -0-       -0-
_______________

     The preceding table does not include any amounts for noncash compensation, including personal benefits, paid to the Company's
C.E.O. The Company believes that the value of such noncash benefits and compensation paid during the periods presented did not exceed the lesser of $50,000 or 10% 0f the cash compensation reported for them.

Employment Agreements

     As of the date thereof, the Company has not entered into any employment contracts with any of its employees, officers or directors, nor has the Company had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.

Item 7.   Certain Relationships and Related Transactions

     There have been no transactions during the last two years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

     During the fiscal year ended March 31, 1999, the Company issued to its two current directors an aggregate of 212,000 shares of authorized, but previously unissued common stock. The shares were issued in connection with the Company's reorganization and upon conversion of debt in the amount of $21,200.

     At September 30, 2000, the Company had an obligation to its Chairman in the amount of $30,866. Of this amount, $15,000 is owed for the purchase of certain office equipment from the Chairman.
The balance of $15,866 is owed for Company expenses paid by the Chairman during fiscal 2000. Pursuant to a verbal agreement, interest is to accrue on the debt at the rate of 6% per annum. Principal and interest are to be repaid at such time as the Company is generating sufficient revenues to repay the debt. As of March 31 and September 30, 2000, principal payments of $0 and $1,302, respectively, were made by the Company and interest in the amount of $926 and $1,744 was accrued, respectively.

     During fiscal year 2000, the Company's Chairman assigned four automobiles to the Company in exchange for the Company's assumption of the notes payable related to the vehicles. The automobiles were recorded at cost to the Company based on the amount of the liability assumed by the Company.

Item 8.   Description of Securities

Common Stock

     The Company is authorized to issue 50,000,000 shares of common stock, no par value, of which 491,992 shares are issued and outstanding as of October 23, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, with a par value of $.001 per share.

     The preferred stock may be issued in various series and shall have preference as to dividends and to liquidation of the Corporation. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof.
Holders of preferred stock have no cumulative voting rights

     The Company does not have any provisions in its charter or By-Laws that would delay, defer or prevent a change in control.


                             PART II

Item 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Commission. In 1981, the Company did make a public offering of common stock pursuant to a registration statement filed with the State of Utah. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. There has not been an active public trading market in the Company's common stock for several years.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of October 23, 2000, there were approximately 366 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees.

     As of October 23, 2000 the Company has issued and outstanding 491,992 shares of common stock. Of this total, 269,500 shares are deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend.

     Of the Company's total outstanding shares, approximately 222,492 shares may be sold, transferred or otherwise traded in the public market without restriction, should a trading market be established, unless held by an affiliate or controlling shareholder of the Company. None of these shares have been identified as being held by affiliates.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

Item 2.   Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

Item 3.   Changes in and Disagreements With Accountants

     There have been no changes in or disagreements with accountants.

Item 4.   Recent Sales of Unregistered Securities

     During the past three years, the Company has issued the following securities.

     In March 1999, the Company issued 212,000 shares to its two current directors in connection with the Company's resignation. The shares were issued upon conversion of debt in the amount of $21,200. Also, the directors arranged for the Company to enter into the arrangement with Simmons.

     The above issuance of securities was not registered under the Securities Act of 1933, as amended (the "Act"). The Company believes that issuance of common stock was made in private, isolated transactions with affiliates of the Company and, therefore, was exempt from registration pursuant to the provisions of Section 4(2) of the Act.

Item 5.   Indemnification of Directors and Officers

     As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director or officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. The Company's Articles of Incorporation empower the Board of Directors to indemnify its officers, directors, agents or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

     The Company may pay for or reimburse reasonable expenses incurred by a director, officer, employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

     Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting, in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action, as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) for an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of
Section 16-10a-842 of the Utah Act (relating to distributions made in violation of the Utah Act); and (iv) for any intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Transfer Agent

     The Company has designated Fidelity Transfer Company,1800
South West Temple, Suite 301, Salt Lake City, Utah 84115, as its transfer agent.




                             PART F/S

     The Company's financial statements for the fiscal years ended March 31, 2000 and 1999 and the six month period ended September 30, 2000 have been examined to the extent indicated in their reports by Hansen, Barnett & Maxwell, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB.







                        E. J. NAK MATTRESS COMPANY







            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                    AND
                           FINANCIAL STATEMENTS







                            September 30, 2000








                            Hansen, Barnett & Maxwell
                            A Professional Corporation
                           Certified Public Accountants


                    E. J. NAK MATTRESS COMPANY



                        TABLE OF CONTENTS



                                                                        Page

     Report of Independent Certified Public Accountants                   1

     Financial Statements:

       Balance Sheet - September 30, 2000 (Unaudited) and March 31, 2000   2

       Statements of Operations for the Six Months Ended September 30,
          2000 and 1999 (Unaudited) and for the Years Ended March 31,
          2000 and 1999                                                    4

       Statement of Stockholders' Equity (Deficit) for the Period
          March 31, 1998 through September 30, 2000 (Unaudited)            5

       Statements of Cash Flows for the Six Months Ended September 30,
          2000 and 1999 (Unaudited) and for the Years Ended March 31,
          2000 and 1999                                                    6

     Notes to Financial Statements                                         7





HANSEN, BARNETT & MAXWELL
      A Professional Corporation
     CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
   Member of AICPA Division of Firms                Fax (801) 532-7944
            Member of SECPS                    345 East 300 South, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693


        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders
E. J. Nak Mattress Company

We have audited the accompanying balance sheet of E. J. Nak Mattress Company, formerly Union Investments, Inc., as of March 31, 2000, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. J. Nak Mattress Company as of March 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 in the financial statements, the Company has an accumulated deficit, no cash and a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
June 16, 2000


                    E. J. NAK MATTRESS COMPANY
                          BALANCE SHEETS


                              ASSETS

                                    September 30,        March 31,
                                           2000             2000
                                     (Unaudited)
Current Assets
   Cash                               $   1,830        $
   Inventory                             44,458            31,083
   Prepaid expenses                       1,596             3,581

      Total Current Assets               47,884            34,664

Equipment
   Office equipment                      15,000            15,000
   Transportation equipment              63,983            63,983
                                         78,983            78,983
   Less:   Accumulated depreciation     (18,134)          (10,236)

      Net Equipment                      60,849            68,747

Other Assets
   Cash surrender value of life insurance  -                  878
   Deposit                                1,600               500

      Total Other Assets                  1,600             1,378

Total Assets                          $ 110,333         $ 104,789






                    E. J. NAK MATTRESS COMPANY
                    BALANCE SHEETS (CONTINUED)



               LIABILITIES AND STOCKHOLDERS' EQUITY

                                           September 30,       March 31,
                                                    2000            2000
                                              (Unaudited)
Current Liabilities
   Bank overdraft                             $     -         $    5,276
   Accounts payable - trade                       26,717          13,305
   Sales tax payable                               5,299           2,515
   Interest payable                                2,014           1,600
   Debt to related party                           2,520           2,520
   Notes payable - current portion                12,779          12,018

      Total Current Liabilities                   49,329          37,234

Long-Term Liabilities
   Notes payable                                  30,544          36,135
   Debt to related parties                        29,564          30,866

      Total Long-Term Liabilities                 60,108          67,001

Total Liabilities                                109,437         104,235

Stockholders' Equity
   Preferred stock - $0.001 par value;
    10,000,000 shares authorized; no
    shares issued or outstanding                    -               -
   Common stock  $0.001 par value;
    50,000,000 shares  authorized;
    491,992 shares issued and outstanding
    at September 30, 2000 (Unaudited) and
    March 31, 2000                                   492             492
   Additional paid-in capital                    462,790         462,790
   Accumulated deficit                          (462,386)       (462,728)

      Total Stockholders' Equity                     896             554

Total Liabilities and Stockholders' Equity     $ 110,333       $ 104,789




                      E. J. NAK MATTRESS COMPANY
                       STATEMENTS OF OPERATIONS


                                 For the Six Months       For the Year Ended
                                 Ended September 30,             March 31,
                                     2000        1999        2000        1999
                               (Unaudited) (Unaudited)

Revenues                        $ 116,471   $  13,514    $  98,309   $    -

Cost of Revenues                   45,881       4,054       29,207        -

   Gross Profit                    70,590       9,460       69,102        -

Operating Expenses
   Selling expenses                18,625       2,736       17,325        -
   Depreciation expense             7,898       2,365       10,236        -
   General and administrative
    expenses                       40,933       4,580       36,080        -

     Total Operating Expenses      67,456       9,681       63,641        -

Income (Loss) From Operations       3,134        (221)       5,461        -

Interest Expense                   (2,792)       (419)      (4,155)       -

Net Income (Loss)               $     342   $    (640)   $   1,306   $    -

Basic and Diluted Income (Loss)
 Per Common Share               $    0.00   $    0.00    $    0.00   $    -

Weighted Average Number of
 Common Shares Used in Per
 Share Calculation                491,992     491,992      491,992     288,132






                      E. J. NAK MATTRESS COMPANY
              STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                               Additional
                                Common Stock     Paid-In  Accumulated
                               Shares   Amount   Capital    Deficit      Total

Balance at March 31, 1998      280,000  $  280  $ 441,802  $(464,034)  $(21,952)

Issuance upon conversion of
 related party debt            211,992     212     20,988       -        21,200

Net income for the year           -       -          -          -          -

Balance at March 31, 1999      491,992     492    462,790   (464,034)      (752)

Net income for the year           -       -          -         1,306      1,306

Balance at March 31, 2000      491,992     492    462,790   (462,728)       554

Net income for the period
 (unaudited)                      -       -          -           342        342

Balance at September 30, 2000
 (unaudited)                   491,992  $  492  $ 462,790  $(462,386)  $    896







                      E. J. NAK MATTRESS COMPANY
                       STATEMENTS OF CASH FLOWS


                                    For the Six Months Ended  For the Year Ended
                                               September 30,        March 31,
                                              2000       1999     2000     1999
                                         (Unaudited)(Unaudited)
Cash Flows From Operating Activities
  Net income (loss)                          $   342   $  (640)  $1,306   $   -
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
      Depreciation                             7,898     2,365   10,236       -
      Expenses paid by Officer/Director         -         -       9,866       -
  Changes in current assets and liabilities:
      Inventories                            (13,375)  (10,251) (31,083)      -
      Prepaid expenses and other assets        1,763    (1,000)  (4,959)      -
      Accounts payable                        13,413     2,500   12,553       -
      Accrued liabilities                      3,198     1,018    4,115       -

      Net Cash Provided By (Used In)
       Operating  Activities                  13,239    (6,008)   2,034       -

Cash Flows From Investing Activities
  Purchase of equipment                         -      (77,883)  (1,100)      -
      Net Cash Used In Investing
       Activities                               -      (77,883)  (1,100)      -

Cash Flows From Financing Activities
  Net change in bank overdraft                (5,276)     -       5,276       -
  Proceeds from related party debt              -       30,867    3,120       -
  Proceeds from notes payable                   -       62,598     -          -
  Principal payments on related party debt    (1,303)     (380)    (600)      -
  Principal payments on notes payable         (4,830)   (8,367)  (8,730)      -

      Net Cash Provided By (Used In)
       Financing Activities                  (11,409)   84,718     (934)      -

Net Increase In Cash                           1,830       827     -          -

Cash at Beginning of Period                     -         -        -          -

Cash at End of Period                        $ 1,830   $   827   $ -      $   -



Supplemental Disclosures of Cash Flow Information - Note 7





                    E. J. NAK MATTRESS COMPANY
                  NOTES TO FINANCIAL STATEMENTS
(Information with Respect to September 30, 2000 and for the Six Months
         Ended September 30, 2000 and 1999 Is Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - E. J. Nak Mattress Company (the Company) is a mattress retail store. The Company was originally incorporated on January 29, 1981 under the laws of the state of Utah as Union Investments, Inc. with the business purpose to invest in real and personal property. The Company discontinued its operations in investing in 1983 and began seeking other business opportunities. On March 31, 1999, the shareholders of the Company approved an amendment to its Articles of Incorporation to change the Company's name from Union Investments Inc. to E. J. Nak Mattress Company and to adopt a general business purpose in order to pursue the retail sales of mattresses and other various home decoration items. Prior to the year ended March 31, 2000, the Company had no operations and was considered to be a development stage enterprise.

Business Condition - The financial statements have been prepared on the basis of the Company continuing as a going concern. The Company had accumulated a deficit at March 31, 2000 in the amount of $462,728, no cash, and a working capital deficit of $2,570. The Company had an accumulated deficit of $462,386 at September 30, 2000 and a working capital deficit of $1,445. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern. Management's plan to mitigate the impact of these conditions is to obtain additional equity financing through the issuance of the Company's common stock. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories - Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method.

Equipment and Depreciation - Equipment is recorded at cost.
Maintenance, repairs, and minor replacements are charged to expense as incurred. When depreciable assets are retired, sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

Depreciation is calculated by using the straight-line method over a useful life of five years.

Depreciation expense on property and equipment for the years ended March 31, 2000 and 1999 was $10,236 and $0, respectively.
Depreciation expense on property and equipment for the six months ended September 30, 2000 and 1999 was $7,898 and $2,365, respectively.

Revenue Recognition - Revenue is recognized when merchandise is shipped or otherwise accepted by the customer.

Advertising Costs - Advertising costs are expensed when incurred.
Advertising expense was $10,521 and $0 for the years ended March
31, 2000 and 1999, respectively, and $2,519 and $631 for the six months ended September 30, 2000 and 1999, respectively.

Financial Instruments - The amounts reported as inventory, bank overdrafts, accounts payable and notes payable are considered to be reasonable approximations of their fair values. The fair value estimates presented herein were based on estimated future cash flows.


                    E. J. NAK MATTRESS COMPANY
                  NOTES TO FINANCIAL STATEMENTS
(Information with Respect to September 30, 2000 and for the Six Months
         Ended September 30, 2000 and 1999 Is Unaudited)

Income Taxes - The Company recognizes the amount of income taxes payable or refundable for the current year and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement amounts of certain assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that uncertainty exists as to whether the deferred tax assets will ultimately be realized.

Earnings Per Share - Earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution which could occur if all contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. At March 31, 2000 and 1999 and at September 30, 2000 and 1999, there were no potentially issuable common shares.

NOTE 2 - RELATED PARTY TRANSACTIONS

As described in Note 5 - Capital Stock, during the year ended March 31, 1999, the Company issued 212,000 shares of common stock, post-split, in conversion of related party debt in the amount of $21,200.

During the year ended March 31, 2000, the Company received cash advances from an Officer/Director in the amount of $3,120 of which $600 in principal was repaid by March 31, 2000. There are no stated terms for interest or repayment of the remaining $2,520 of principal. No interest has been accrued on this advance.

At March 31, 2000, the Company had an obligation to an Officer/Director in the amount of $30,866. Of this amount, $15,866 was owed to the Officer/Director for expenses paid during the year ended March 31, 2000 by the Officer/Director on behalf of the Company and $15,000 was owed from the purchase of various office equipment from the Officer/Director which had been acquired by the Officer/Director from an affiliated company upon liquidation. According to verbal agreement, interest is accrued at a rate of 6%. Accrued interest and principal are to be repaid after the Company is established and generating sufficient revenues. As of March 31, 2000 and September 30, 2000, interest in the amount of $926 and $1,744 was accrued, respectively.

During the year ended March 31, 2000, an Officer/Director of the Company assigned four automobiles to the Company in exchange for the Company's assumption of the notes payable related to those automobiles. The automobiles were recorded at cost to the Company based on the amount of liability assumed by the Company.

NOTE 3 - NOTES PAYABLE

As described in Note 2, during the year ended March 31, 2000, the Company incurred notes payable in the amount of $62,883 related to the acquisition of vehicles from an Officer/Director. Notes payable to third parties consisted of the following:

                                                        September 30,  March 31,
                                                              2000       2000
  Note payable to a bank; interest payable at 11.99%
  with monthly installments of $286, secured by equipment.   $ 11,162  $ 12,330

  Note payable to a bank; interest payable at 9.0% with
  monthly installments of $232, secured by equipment.           2,862     3,654

  Note payable to a bank; interest payable at 9.41% with
  monthly installments of $420, secured by equipment.          16,203    17,499


                    E. J. NAK MATTRESS COMPANY
                  NOTES TO FINANCIAL STATEMENTS
(Information with Respect to September 30, 2000 and for the Six Months
         Ended September 30, 2000 and 1999 Is Unaudited)

  Note payable to a bank; interest payable at 9.5% with
  monthly installments of $426, secured by equipment.          13,096    14,670

  Total Notes Payable                                          43,323    48,153

  Less: Current Portion                                        12,779    12,018

  Total Notes Payable - Long-Term                            $ 30,544  $ 36,135

Annual maturities of long-term debt as of March 31, 2000 for each of the next five years are as follows:

            Year Ending March 31:
                    2001                       $ 12,018
                    2002                         11,778
                    2003                         11,684
                    2004                          9,344
                    2005                          3,329

NOTE 4 - INCOME TAXES

No benefit for income taxes has been recorded during the six months ended September 30, 2000 and 1999 or the years ended March 31, 2000 and 1999. Certain risks exist with respect to the Company's future profitability, and management has concluded that, due to these uncertainties, the related net deferred tax asset may not be realized. Accordingly, a valuation allowance has been recorded to offset the deferred tax asset in its entirety.

The components of the net deferred tax assets at March 31, 2000 are as follows:

    Deferred Income Tax Assets
      Tax net operating loss carryforward        $  1,952
      Reserves and accrued liabilities                597
      Total Deferred Income Tax Assets              2,549
      Valuation allowance                            (476)
      Net Deferred Income Tax Assets                2,073

    Deferred Income Tax Liability
      Depreciation in excess of book               (2,073)
        Total deferred income tax liability        (2,073)

    Net Deferred Income Tax                      $   -

During the years ended March 31, 2000 and 1999, the valuation allowance decreased by $476 and $0, respectively.

As of March 31, 2000, the Company has net operating loss carryforwards for federal income tax reporting purposes of approximately $5,238 that may be offset against future taxable income through the fiscal year 2019.


                    E. J. NAK MATTRESS COMPANY
                  NOTES TO FINANCIAL STATEMENTS
(Information with Respect to September 30, 2000 and for the Six Months
         Ended September 30, 2000 and 1999 Is Unaudited)

The following is a reconciliation of the income tax at the federal statutory rate of 34% with the provision for income taxes for the years ended March 31, 2000 and 1999:

                                                2000     1999
   Income tax expense at statutory rate       $  444   $   -
   Change in deferred tax valuation account     (476)      -
   State taxes, net of federal benefit            32       -

   Provision for Income Taxes                 $  -     $   -

NOTE 5 - CAPITAL STOCK

The Company's Articles of Incorporation authorize the board of directors, without shareholder approval, to issue up to 10,000,000 shares of preferred stock with such rights and preferences as the board of directors may determine at its discretion. The board of directors has the authority to issue shares of preferred stock having rights prior to the common stock with respect to dividends, voting and liquidation.

During the year ended March 31, 2000, the Company approved a 100-for-1 reverse stock split. The accompanying financial statements have been restated for all periods presented to reflect the effects of the stock split. The Company approved the stock split by vote of its shareholders on April 6, 1999, however, the stock transfer agent was not notified until October 4, 2000.

During March 1999, the Company issued 212,000 shares, post-split, of common stock upon conversion of related party debt owed to an Officer/Director in the amount of $21,200 or $0.10 per share. No interest was accrued on this debt and no common shares were issued as compensation for interest.

NOTE 6 - LEASE COMMITMENTS

During September 1999, the Company entered into a five year lease agreement for its store. This lease agreement expires September 2004 and provides an option to extend for an additional 3 year period. Under the terms of the lease, monthly payments for the period March 2000 through November 2000 are $2,000. This amount increases by $150 for each subsequent year of the lease. Rent expense for the years ended March 31, 2000 and 1999 was $12,250 and $0, respectively. Rent expense for the six months ended September 30, 2000 and 1999 was $13,735 and $3,000, respectively.

The following is a schedule by years of future minimum rental payments required under the operating leases described above as of March 31, 2000:

     Year Ending March 31:
             2001                    $ 26,700
             2002                      28,500
             2003                      30,600
             2004                      15,900

NOTE 7 - SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid during the years ended March 31, 2000 and 1999 was $2,182 and $0, respectively. Interest paid during the six months ended September 30, 2000 and 1999 was $2,379 and $418, respectively. No income tax was paid during the year ended March 31, 2000 and 1999, or during the six months ended September 30, 2000 and 1999.

Non-Cash Investing and Financing Activities - As described in
Note 2 - Related Party Transactions, the Company purchased four vehicles totaling $62,883 from an Officer/Director in exchange for the assumption of liabilities in the same amount. The Company also purchased various office equipment from the Officer/Director for a note payable in the amount of $15,000.


                                 PART III


Item 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   3.1      Restated Articles of Incorporation
   3.2      By-Laws
   4. Instrument defining rights of holders (See Exhibit No. 3.1, Restated Articles of Incorporation - Article IV)
  10.1      Agreement with Simmons
  10.2      Town Center, LLC - The Lease - Modified Gross Lease
  27.       Financial Data Schedule
________________

 2.         Description of Exhibits

    See Item I above.








                                SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                     E. J. Nak Mattress Company
                                             (Registrant)



Date: December 29, 2000                By:  /S/ John A. Nak
                                            John A. Nak
                                            President, C.E.O.